FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March, 2015

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F    ☒    Form 40-F    ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes    ☐    No    ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

NBG Group	Group results FY 2014

NBG Group: FY 2014 results highlights

Adequate liquidity position and strengthened balance sheet

•                  Adequate liquidity position despite headwinds

•                  Group L:D at 95%, Greece at 83% in December 2014

•                  Eurosystem liquidity buffer of €15bn (cash value) as at March 2015

•                  FY 14 Group attributable income before one offs at €174m incorporating loan loss provisions as impairment model was revised; Group FY.14 PAT after one offs retains positive ground at €66m

•                  Group FY.14 core operating profit reaches €229m reversing losses of €226m a year earlier

•                  Domestic FY.14 core pre provision income up 77% yoy

•                  Loan growth at 2.7% yoy driven by Turkish operations

•                  Group NIM settled to 330bps

•                  Group OpEx dropped substantially by 12% yoy as a result of domestic cost containment

•                  Recurring cost of risk remained almost stable in 4Q14 at 245 bps leading to a measured reduction of 24bps at a FY level

•                  Asset quality showed improving trends in 2014

•                  Group 90dpd formation contracts by 23% qoq to € 265m

•                  90dpd ratio remains stable qoq at 24% (32% in Greece)

•                  NPL Coverage ratio jumps to 60% vs. 54% in 2013

•                  Capital position remains strong

•                  CET 1 at 13.6%

•                  Fully loaded Basle III (2024 CRD IV rules) at 9.4%

The positive performance of NBG in both the last quarter and full-year 2014 vindicates our strategic choices and highlights the comparative strengths of the Group.

Despite the uncertainty that prevailed in Q4, the Group succeeded in posting positive results even after the deduction of substantial one-off provisions for loan losses in Q4.2014. Accordingly, net profit remained in positive territory, at €66 million, while if one-off charges are excluded, profit amounted to €174 million. In addition, profitability in our Turkish and SE Europe operations remained strong, at €318 million and €41 million respectively.

As for liquidity, outflows — although significant — have not been as severe as these of the domestic market. Notably, the Bank still has a loan-to-deposit ratio that is clearly below 100%, while it retains a significant buffer of Eurosystem eligible collateral, at circa €15 billion. And as regards the quality of the loan book, the growth of domestic loan losses continued to slow down during Q4.2014. This — combined with the one-off provisions — boosted the NPL coverage ratio to over 60%.

The Group’s capital adequacy remained solid, with the Common Equity Tier I ratio standing at 13.6%, reflecting the well anchored position of NBG in a distinctly tempestuous environment.

Athens, 23 March 2015

Alexandros Tourkolias

Chief Executive Officer, NBG

Adequate liquidity position despite headwinds

Domestic deposits contracted by € 2.2bn in 4Q14 as political uncertainty begun to rise. However, given NBG’s advantageous starting point of a low domestic L:D ratio of (81.5% in 3Q14) and significant Eurosystem liquidity buffers, it retained its ability to support the Greek economy extending € 0.4bn of new disbursements in the last quarter of 2014, reaching a total of € 1.4b of new disbursements for the entire 2014.

On February 11th 2015, the ECB announced that the Greek government guarantees lost eligibility as collaterals for refinancing purposes and had to be transferred to ELA. Moreover, the continued uncertainty on the provoked further deposit outflows in January and February which, along with repos that were previously funded in the market led to a substantially increased Eurosystem reliance. By mid-March, NBG’s total Eurosystem exposure reached € 23.0bn of which € 13.3bn were drawn from the ELA, excluding EFSF bonds this is equivalent to 13% of Total Assets.

Despite the increase of the Eurosystem exposure, NBG retains significant buffer of ELA eligible collateral of about € 15bn (cash value). As such, the bank retains a solid liquidity buffer allowing it to navigate through this challenging period and continue to actively support the Greek economy.

Profitability

Greece:

Loan balances contracted by 1.9% yoy as deleveraging in the household segment continued steadily throughout the year. This picture is reversed in the corporate segment where balances increased 6.4% yoy. It is worth noting that almost all new disbursements during 2014 were to the corporate segment reflecting NBG’s strategy to extend credit to healthy corporates benefitting from the country’s economic recovery.

On the deposit side, time deposits continued to reprice throughout the year by almost 100bps, thus improving total deposit spread to -99bps in 4Q14 vs. -147bps a year earlier. This significant improvement on the deposit spreads and the resilience of the asset spreads was reflected in the domestic NIM which gained 22bps yoy reaching 274bps. As a result of the above, Greek NII increased by 7.4% yoy to € 1.7bn.

On the cost containment front, the large scale voluntary retirement scheme (VRS) delivered solid results, as Greek personnel costs dropped by 18% yoy leading total operating expenses down by 15% yoy. G&A expenses were also down by 8% yoy aided by the streamlining of the network and the closing of 12 branches. Overall, efficiency improved greatly with the cost-to-income ratio dropping by 10pps yoy to 60.3% while cost-to-core income dropped by 16pps yoy to 58.2%.

As a result of the above, core pre-provision income (i.e. excluding trading and other income) jumped an inpressive 76% yoy to € 754m. Including the negative non-core result, pre-provision income stood at € 692m, up 32% yoy.

Greek recurring provision charges effectively remained flat qoq and for the full year were down 11% yoy to €1.1bn. The cost of risk dropped by 28bps from the previous year to 269bps. As such, operating profit remained in negative territory at -€ 359m but improved by 46% yoy.

Finansbank:

In Turkey Finansbank continued to expand in 2014. Total loans (in TRY terms) increased by 15% yoy to TRY 55bn. The loan mix continued to move towards the corporate segment that increased by 40% yoy vs. the retail book which contracted by 7% yoy. By the end of 2014, corporate loans represented 56% of the total book

Core revenues grew on a yearly basis by 4% reaching TRY 4.4bn despite pricing limitations introduced by local legislation on retail loans and fees. Operating expenses were up by just 3% yoy to TRY 2.2bn despite inflation of around 8%. Cost over total assets dropped 6% to 287bps vs. 306bps in 2013 while cost-to-income remained flat yoy at 51%.

Provision charges increased by 18% yoy to TRY 994m (CoR: 200bps) increasing coverage to 75%. The bottom line settled at TRY 0.9bn reduced by 16% yoy.  At the FY.14 level , profitability in our Turkish and SE Europe operations remained strong at TRY 925m (+€318m) and €41m respectively.

Asset quality

Formation of 90dpd loans kept abating in 4Q14 both in Greece and the international operations.

In Greece 90dpd formation dropped by 14% on a quarterly basis to € 211m, ca. 1.4x covered by the provision charge. The main driver was the corporate segment that registered subdued formation of € 28m vs. € 81m in the previous quarter, while there was a small pick-up in the mortgage and SBLs segments. As a result, the 90dpd ratio was contained at 32%. This, together with additional provisions due to the revised impairment model enabled total coverage in Greece to reach 60%.

Restructured loans stood at € 6.6bn of which 53% is performing. Mortgages account for more than 50% of the total restructured book.

In Turkey, the 90dpd ratio dropped to 5.3% (from 5.6% the previous quarter and 6.1% at the end of 2013) while the coverage increased by 5pps qoq to 75%. In SEE and other international 90dpd ratio slightly dropped below 28% with coverage increasing by 2.5pps to 54%.

Capital

The group’s capital position remained strong with CET 1 ratio at 13.6%.

By applying fully loaded Basel III 2024 CRD IV rules the CET 1 ratio settles at 9.4% and does not include any capital actions.

Annex

(€ millions)	Q4.2014	FY.14	FY.13	Annual Δ

Results
Group net profit	(1 109)	66	809	-92%
Greece	(1 171)	(283)	341	—
Turkey	62	318	440	-28%
SE Europe(1)	(1)	41	26	+58%

Core revenues
Group	973	3 746	3 755	0%
Greece	458	1 805	1 663	+9%
Turkey	408	1 531	1 700	-10%
SE Europe(1)	92	370	390	-5%

Operating expenses
Group	546	2 067	2 354	-12%
Greece	268	1 051	1 236	-15%
Turkey	210	763	861	-11%
SE Europe(1)	58	222	257	-14%

Balance Sheet - Group
Total assets	115 464	115 464	110 930	+4%
Loans	61 482	61 482	61 289	+0%
Deposits	64 929	64 929	62 876	+3%

Ratios
Loans : Deposits	95%	95%	97%	-2 pp
Net interest margin (bps)	344	330	340	-10 bps

(1) SE Europe includes the Group’s businesses in Bulgaria, Romania, Serbia, Albania and the Former Yugoslav Republic of Macedonia.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Nikolaos Voutychtis
(Registrant)

Date: March 23rd, 2015
Assistant General Manager Group Finance

/s/ George Angelides
(Registrant)

Date: March 23rd, 2015
Director, Financial Division